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                              April 15, 2022

       Tal Keinan
       Chief Executive Officer
       Sky Harbour Group Corporation
       136 Tower Road, Suite 205
       Westchester County Airport
       White Plains, NY 10604

                                                        Re: Sky Harbour Group
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed March 28,
2022
                                                            File No. 333-263905

       Dear Mr. Keinan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed March 28, 2022

       Cover Page

   1. For each of the selling securityholder's shares and warrants being registered for resale, please disclose the
price that the selling securityholder paid for such securities.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying security. Please
disclose the likelihood that warrant holders will not exercise their warrants if the
warrants are out of the money. Provide similar disclosure in the prospectus summary, risk factors,
MD&A and use of proceeds section and disclose that cash proceeds associated with the
exercises of the warrants are dependent on the stock price. As applicable, describe
the impact on your liquidity and update the discussion on the ability
 Tal Keinan
FirstName   LastNameTal Keinan
Sky Harbour   Group Corporation
Comapany
April       NameSky Harbour Group Corporation
       15, 2022
April 215, 2022 Page 2
Page
FirstName LastName
         of your company to fund its operations on a prospective basis with current cash on hand.
3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that the shares being registered for resale are first issuable to the selling securityholder upon exercise of the private warrants for $11.50 per share, which has at times been considerably below the market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class
         A common stock.
Risk Factors, page 4

4. Please include an additional risk factor highlighting the negative pressure potential sales of securities pursuant to this registration statement could have on the public trading price of the Class A common stock and warrants. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares or warrants currently represent of the total number of shares or warrants outstanding. Also disclose that even if the current trading price was at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price at which they purchased their securities than the public investors.
Incorporation by Reference, page 47

5. We note that you have incorporated by reference certain prior filings and all subsequent filings made under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act made after the initial filing date of the registration statement and prior to effectiveness of the registration statement. Please provide your analysis that you are eligible to incorporate by reference under General Instruction VII to Form S-1, or revise your filing accordingly.
General

6. In addition to the more specific risk factor comment above, please revise your prospectus where appropriate to disclose the price that the selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholder acquired its shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholder may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading prices. Please also disclose the potential profit the selling securityholders will earn based on the current trading prices.
7. In light of the significant number of redemptions and the possibility that the company will not receive significant proceeds from warrant exercises because of the potential disparity
 Tal Keinan
Sky Harbour Group Corporation
April 15, 2022
Page 3
      between the exercise price and the trading price of the Class A common stock, which you note has been subject to significant volatility, please include a discussion of capital
      resources to address any changes in the company   s liquidity position
since the business
      combination. If the company is likely to have to seek additional capital, discuss the effect
      of this offering on the company   s ability to raise additional capital.
8. In addition to disclosures requested in other specific comments above, please include a discussion that reflects the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of
      the company   s common stock and warrants. Your discussion should
highlight the fact that
      Boston Omaha Corporation, a beneficial owner of over 80% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 if you
have any questions.



                                                               Sincerely,
FirstName LastNameTal Keinan
                                                               Division of
Corporation Finance
Comapany NameSky Harbour Group Corporation
                                                               Office of Real
Estate & Construction
April 15, 2022 Page 3
cc:       John Owen
FirstName LastName